FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of October

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Waterford Wedgwood Plc

26 October 2005


A letter from Waterford Wedgwood Plc dated 26 October 2005 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 26th October 2005.

The Irish Stock Exchange
28 Angelsea Street
Dublin 2


26 October, 2005


Re:      Notification of Bank of Ireland Asset Management
         Section 67 of the Companies Act 1990


Dear Sirs


Please be advised that today we received a notification from Bank of Ireland Asset Management dated 24th October 2005.

As at 24th October 2005, Bank of Ireland Asset Management holds 312,791,398 stock units in Waterford Wedgwood plc, being 7.2% of the total issued share capital. Of these, 4,460,760 are registered in the name of Citibank Nominees Ltd, 957,898 are registered in the name of Mellon Nominees Ltd, 28,828,484 are registered in the name of Nortrust Nominees Ltd, 2,581,856 units are registered in the name of AIB Nominees Ltd and 275,964,400 are registered in the name of Bank of Ireland Nominees Ltd, as registered owner only, on behalf of a range of clients each of whom is the beneficial owner of a portion of the holding.

I trust the above is in order but if you have any queries please do not hesitate to contact me.


Yours faithfully


Patrick Dowling
Chief Financial Officer and Group Company Secretary




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 26 October 2005